EXHIBIT 99.1

For Immediate Release 20-36-TR	Date:	June 25, 2020

Teck Named to 2020 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been recognized as one of the top 50 companies in Canada for corporate citizenship, being named to the Best 50 Corporate Citizens in Canada ranking by Corporate Knights. This marks the 14th consecutive year Teck has been named to the Best 50.

“This recognition is made possible by our employees who ensure that sustainability is central to everything we do,” said Don Lindsay, President and CEO. “Teck is committed to being a positive corporate citizen and to responsibly producing the materials needed to build a better quality of life for people around the world.”
The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 21 environmental, social and governance indicators including resource efficiency, financial management, clean revenue and supplier performance. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit www.corporateknights.com/reports/best-50/.
Our approach to responsible resource development is guided by our sustainability strategy, which sets out goals that stretch through to 2050 in eight strategic themes: Climate Change, Water, Tailings, Responsible Production, Biodiversity and Reclamation, Health & Safety, Our People, and Communities & Indigenous Peoples. We have set ambitious targets in sustainability, including being carbon neutral by 2050. For more information on our sustainability goals and performance, visit www.teck.com/responsibility.
Teck has also been named to the Dow Jones Sustainability World Index (DJSI) for 10 consecutive years and was the top-ranked mining company on both the World and North American Index for DJSI in 2019. Teck is also the top ranked mining company by Sustainalytics and is highly ranked by MSCI. Teck is included in the 2020 Global 100 Most Sustainable Corporations list by Corporate Knights and was named one of Canada’s Top 100 Employers for 2020.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com